Exhibit 99.1

NEWS RELEASE

Trading Symbol	TSX: SVM
NYSE American: SVM

SILVERCORP FILES FORM 40-F ANNUAL REPORT

VANCOUVER, British Columbia – June 22, 2021 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) reports that the Company has filed today its fiscal 2021 annual report on Form 40-F with the U.S. Securities and Exchange Commission (“SEC”).

The Form 40-F, which includes the Company’s fiscal 2021 annual audited financial statements, management’s discussion and analysis, and annual information form, is available on the Company’s website at www.silvercorp.ca and on the SEC’s website at www.sec.gov/edgar.shtml.

Printed copies of the Company’s fiscal 2021 annual financial statements, management’s discussion and analysis, and annual information form and Form 40-F are available free of charge to Silvercorp shareholders upon written request.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca